Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

FOR IMMEDIATE RELEASE

Financial Contact:	Press Contacts:
Dawn Morse IDT Investor Relations Phone: (408) 284-6515 E-mail: dawn.morse@idt.com	Phil Bourekas IDT Worldwide Marketing Phone: (408) 284-8200 E-mail: phil.bourekas@idt.com	Brad Langley Porter Novelli Phone: (408) 369-4600 ext. 636 E-mail: brad.langley@porternovelli.com

IDT REPORTS FISCAL Q1 2006 RESULTS

Fiscal Q1 2006 Non-GAAP EPS of $0.05, GAAP EPS of $0.06 on Revenues of $93.8 Million

SAN JOSE, Calif., July 27, 2005 — IDT™ (Integrated Device Technology, Inc.; Nasdaq: IDTI), a leading communications IC company, today announced its results for the first quarter of its 2006 fiscal year, ended July 3, 2005. The results announced were in line with the revised forecast provided on July 6, 2005. The following outlines the Company’s financial performance on both a GAAP and non-GAAP basis:

•	Revenues for the first fiscal quarter were $93.8 million, a decrease of 3 percent compared to the fourth quarter of fiscal 2005 and a decrease of just over 7 percent from the first quarter of fiscal 2005.
•	Non-GAAP net income for the first quarter of fiscal 2006 was $5.5 million, or $0.05 per diluted share, compared to net income of $7.4 million, or $0.07 per diluted share, in the fourth quarter of fiscal 2005 and net income of $12.3 million, or $0.11 per diluted share, for the same quarter one year ago.
•	GAAP net income for the first quarter of fiscal 2006 was $6.6 million, or $0.06 per diluted share, compared to net income of $6.2 million, or $0.06 per diluted share, for the fourth quarter of fiscal 2005. GAAP net loss for the first quarter of fiscal 2005 was $(5.0) million, or $(0.05) per diluted share.
•	GAAP net income includes certain costs, charges and gains in accordance with GAAP, which management excludes from non-GAAP results, as it believes they are not directly related to on-going operations.
•	During the quarter ended July 3, 2005, the Company excluded $4.2 million in costs associated with restructuring actions taken during the past two quarters, $1.7 million associated with an other-than-temporary impairment on its investment portfolio, and $2.2 million associated with amortization of intangibles, assets and other acquisition-related costs.
•	The Company also excluded $8.9 million of net tax benefit primarily related to a reduction in income tax reserves in connection with a partial settlement with the IRS and a $0.6 million gain related to sales of assets from its closed Salinas facility, which were previously impaired. See the following tables for a complete reconciliation of GAAP to non-GAAP results.

“While revenues came in below our original forecast, we are pleased to have met our original earnings projection,” said Greg Lang, president and CEO of IDT. “Our revenues experienced seasonal weakness across our distribution customers and commodity SRAM products. Our company wide restructuring activities, which are slightly ahead of schedule, made achieving our earnings projection possible. We view these profitability measures as an important step in continuing to strengthen our financial results. We expect the restructuring to be substantially complete in the next two quarters, resulting in an annualized savings of approximately $25 million.”

Status of Profitability Measures

During the past six months, the Company has disclosed details of and began implementing its financial restructuring measures to further improve profitability. In January, the Company announced a reduction in force of approximately 240 North American employees, consolidation of certain functions, and a plan to consolidate six California facilities into a single San Jose campus. In April, the Company also announced the pending closure of its assembly and test facility in Manila, the Philippines, which will result in a reduction in force of approximately 750 employees when completed. During this recent quarter, the Company remained on-track with these overall efforts. The Company has begun the consolidation of its California facilities, which is expected to be complete by August 2005. As of June 2005, the test and finish work previously performed at the Manila facility was transferred to the Company’s assembly and test facility in Penang, Malaysia, resulting in a reduction of more than 500 Manila employees, and the transition of assembly to sub-contract partners is substantially complete.

“We remain committed to continuing to strengthen our financial performance in fiscal 2006,” added Lang. “We believe the combination of our restructuring efforts, our ongoing investments in new technology, and our announced agreement with ICS to merge, will position us well for top and bottom line growth.”

Webcast and Conference Call Information

Investors can listen to a live or replay Webcast of the Company’s quarterly financial conference call at www.IDT.com. The live Webcast begins at 1:30 p.m. PDT on July 27, 2005. The Webcast replay will be available after 5 p.m. PDT on July 27 through August 17, 2005. A taped telephone replay of the conference call will be available on July 27, 2005 beginning at

5 p.m. PDT by calling (800) 475-6701 or (320) 365-3844 and will be accessible until 11:59 p.m. PDT on August 3, 2005. The access code is 789585. Investors can also listen to the live call at 1:30 p.m. PDT on July 27, 2005 by calling (800) 553-5260 or (612) 332-1025.

Investor Information

IDT stock is traded on the Nasdaq Stock Market® under the symbol “IDTI.” The Company is included in the S&P 1000, which is a combination of the S&P MidCap 400 and S&P SmallCap 600 Indices, and is also part of the S&P SuperComposite 1500, which combines the S&P 500, MidCap 400, and SmallCap 600. Additional information about IDT is accessible at www.IDT.com.

About IDT

IDT is a global leader in preemptive semiconductor solutions that accelerate packet processing for advanced network services. IDT serves communications equipment vendors by applying its advanced hardware and software technologies to create flexible, highly integrated solutions that enhance the functionality and processing of network equipment. IDT accelerates intelligent packet processing with products such as switching solutions, network search engines (NSEs), flow-control management (FCM) ICs and its family of Interprise™ integrated communications processors. The portfolio also comprises products optimized for communications applications, including telecom products, FIFOs, multi-ports, and timing solutions. In addition, the product mix includes high-performance digital logic and high-speed SRAMs to meet the requirements of leading communications companies.

Currently headquartered in San Jose, Calif., the Company employs approximately 2,500 people worldwide and has a wafer manufacturing facility in Oregon and an assembly and test facility in Malaysia. Additional information about IDT is accessible at www.IDT.com.

Investors are cautioned that forward-looking statements in this release involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations. Risks include, but are not limited to, global business and economic conditions, fluctuations in product demand, manufacturing capacity and costs, inventory management, competition, pricing, patent and other intellectual property rights of third parties, timely development and supply of new products and manufacturing processes, dependence on one or more customers for a significant portion of sales, successful integration of acquired businesses and technology, availability of capital, cash flow and other risk factors detailed in the Company’s Securities and Exchange Commission filings. The Company urges investors to review in detail the risks and uncertainties in the Company’s Securities and Exchange Commission filings, including but not limited to the Annual Report on Form 10-K for the year ended April 3, 2005.

Additional Information and Where to Find It

IDT has filed a registration statement on Form S-4, and IDT and ICS have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving IDT and ICS. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IDT by contacting IDT Investor Relations at 408-284-6515. Investors and security holders may obtain free copies of the documents filed with the SEC by ICS by contacting ICS Investor Relations at 610-630-5300. IDT, ICS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IDT and ICS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction are included in the joint proxy statement/prospectus of IDT and ICS described above. Additional information regarding the directors and executive officers of IDT is also included in the IDT proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 23, 2004. Additional information regarding the directors and executive officers of ICS is also included in ICS’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on September 28, 2004. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at IDT and ICS as described above.

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IDT. Interprise and the IDT logo are trademarks of Integrated Device Technology, Inc. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

INTEGRATED DEVICE TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)
	Three Months Ended
	July 3, 2005	Apr. 3 2005	June 27, 2004
Revenues	$93,838	$97,004	$101,307
Cost of revenues	51,596	47,321	48,361
Restructuring charges, asset impairment and other	(451)	2,961	(209)

Gross profit	42,693	46,722	53,155

Operating expenses:
Research and development	27,456	25,914	26,001
Selling, general and administrative	19,061	20,537	19,387
Acquired in-process research and development	—	65	1,736

Total operating expenses	46,517	46,516	47,124

Operating income (loss)	(3,824)	206	6,031
Interest expense	(11)	(16)	(47)
Loss on equity investments	—	—	(12,831)
Other-than-temporary impairment of investments	(1,705)	—	—
Interest income and other, net	3,902	3,377	2,505

Income (loss) before income taxes	(1,638)	3,567	(4,342)
Provision (benefit) for income taxes	(8,218)	(2,612)	705

Net income (loss)	$6,580	$6,179	$(5,047)

Net income (loss) per share:
Basic	$0.06	$0.06	$(0.05)
Diluted	$0.06	$0.06	$(0.05)
Weighted average shares:
Basic	106,474	105,325	106,026
Diluted	108,058	107,190	106,026

INTEGRATED DEVICE TECHNOLOGY, INC.

NON-GAAP ADJUSTMENTS

(Unaudited)

(In thousands)
	Three Months Ended
	July 3, 2005	April 3, 2005	June 27, 2004
Net income (loss)	$6,580	$6,179	$(5,047)

Non-GAAP adjustments:

Cost of goods sold:
Acquisition Related:
Amortization and impairment of acquisition-related intangibles (1)	1,407	2,131	1,014
Restructuring Related:
Restructuring charges (2)	518	3,208	25
Facility closure costs (4)	2,252	20	195
Other:
Asset impairment (3)	(564)	(610)	(209)
Sales tax refund (5)	—	(4,175)	—
Patent settlement	—	—	(18)
Operating expenses:
Acquisition Related:
Acquired IPR&D (1)	—	65	1,736
Amortization of acquisition-related intangibles (1)	322	429	538
Acquisition related costs (6)	498	463	592
Restructuring Related:
Restructuring charges (2)	755	3,490	652
Facility closure costs (4)	702	—	—
Other:
Sales tax refund (5)	—	(1,442)	—
Loss on equity investments (7)	—	—	12,831
Other-than-temporary impairment on short-term investments (8)	1,705	—	—
Taxes (9)	(8,712)	(2,341)	(28)

Total Non-GAAP adjustments	(1,117)	1,238	17,328

Non-GAAP net income	$5,463	$7,417	$12,281

(1)	Consists of costs related to our acquisition of Zettacom in Q1 2005, TCAM3 acquisition from IBM in Q2 2004 and acquisitions of Newave and Solidum in Q1 2002 and Q3 2003, respectively. Newave-related costs include stock-based compensation and amortization of intangible assets. Zettacom, TCAM3 and Solidum-related costs include only amortization of intangible assets.
(2)	Q4 2005 and Q1 2006 consist of costs for restructuring actions taken during the past two quarters, primarily composed of severance and retention payments. Q1 2005 consists of restructuring actions taken in the period, composed primarily of severance.
(3)	Consists of gains realized on the sale of assets related to our closed Salinas facility which were previously impaired.
(4)	Q1 2006 consists of costs associated with the closure of our Manila plant, primarily composed of severance and retention payments, and costs associated with the exit of buildings at our Santa Clara facility. Q1 05 Consists of costs associated associated with the closure of our Salinas plant.
(5)	Consists of a sales tax refund received in Q4 2005 related to the Manufacturers Investment Credit.
(6)	Consists primarily of transitional costs incurred in connection with the acquisition of Zettacom, such as retention earned by former Zettacom employees, rent payments for the former Zettacom facility, and transitional services provided.
(7)	Consists of an impairment charge in Q1 2005 related to our investment in NetLogic.
(8)	Consists of an other-than-temporary impairment charge related to certain short-term investments.
(9)	Q1 2006 and Q4 2005 consists of a net reduction in income tax reserves as a result of partial settlements with the IRS. In addition, Q4 2005 includes tax effects of the Manila plant closure announcement.

INTEGRATED DEVICE TECHNOLOGY, INC.

NON-GAAP STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three Months Ended
	July 3, 2005	Apr. 3, 2005	June 27, 2004
Revenues	$93,838	$97,004	$101,307
Cost of revenues	47,532	49,708	47,145

Gross profit	46,306	47,296	54,162

Operating expenses:
Research and development	26,196	25,281	24,950
Selling, general and administrative	18,044	18,230	18,656

Total operating expenses	44,240	43,511	43,606

Operating income	2,066	3,785	10,556
Interest expense	(11)	(16)	(47)
Interest income and other, net	3,902	3,376	2,505

Income before income taxes	5,957	7,145	13,014
Provision (benefit) for income taxes	494	(272)	733

Net income	$5,463	$7,417	$12,281

Net income per share:
Diluted	$0.05	$0.07	$0.11
Weighted average shares:
Diluted	108,058	107,190	110,344

Non-GAAP results exclude acquisition-related charges and other expenses and benefits that management believes are not directly related to our ongoing operations. These non-GAAP results are consistent with another way management internally analyzes IDT’s results and may be useful; however, non-GAAP results are not in accordance with GAAP and may not be comparable to non-GAAP information provided by other companies. Non-GAAP information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with GAAP.

INTEGRATED DEVICE TECHNOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	July 3, 2005	Apr. 3 2005

ASSETS
Current assets:
Cash and cash equivalents	$266,563	$188,761
Short-term investments	333,758	392,472
Accounts receivable, net	49,915	52,948
Inventories	37,318	37,331
Prepaids and other current assets	11,696	11,292

Total current assets	699,250	682,804
Property, plant and equipment, net	120,949	124,570
Goodwill	55,523	55,523
Acquisition-related intangibles	28,083	29,812
Other assets	9,503	9,431

TOTAL ASSETS	$913,308	$902,140

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$25,900	$18,726
Accrued compensation and related expenses	14,041	15,293
Deferred income on shipments to distributors	17,283	19,478
Income taxes payable	16,644	25,722
Other accrued liabilities	18,959	20,206

Total current liabilities	92,827	99,425
Long term liabilities	15,478	15,599

Total liabilities	108,305	115,024
Stockholders’ equity	805,003	787,116

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$913,308	$902,140

Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS have filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings because they contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.